UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

BAIDU.COM Inc.
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(Name of Issuer)

American Depository Shares
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(Title of Class of Securities)

056752108
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(CUSIP Number)

February 18, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  056752108
           ---------

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 1    NAMES OF REPORTING PERSONS.
      Mirae Asset Global Investments (Hong Kong) Limited
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
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               5    SOLE VOTING POWER

NUMBER OF     -----------------------------------------------------------------
SHARES         6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
           1,258,920
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,258,920
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[ ]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.95%
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 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IA
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Item 1

    (a)  Name of Issuer
         BAIDU.COM Inc

    (b)  Address of Issuer's Principal Executive Offices
                  58 Beishihuanxilu, Beijing, China

Item 2

    (a)  Name of Person Filing
         Mirae Asset Global Investments (Hong Kong) Limited

    (b)  Address of Principal Business Office or, if none, Residence
         Level 15, Three Pacific Place, 1 Queen’s Road East, Hong Kong

    (c)  Citizenship
         Hong Kong

    (d)  Title of Class of Securities
         American Depository Shares

    (e)  CUSIP Number
         056752108

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [ ] Broker or dealer registered under section 15 of the Act

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act

    (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act

    (d)  [ ] Investment company registered under section 8 of the Investment
             Company Act of 1940

    (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f)  [ ] An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);

    (g)  [ ] A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G);

    (h)  [ ] A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

    (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
             Company Act of 1940

    (j)  [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:  1,258,920

    (b)  Percent of class:  4.95%

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote

         (ii)  Shared power to vote or to direct the vote

         (iii) Sole power to dispose or to direct the disposition of

         (iv)  Shared power to dispose or to direct the disposition of  1,258,920

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of the employee benefit plan, pension fund or endowment fund is not required.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedulepursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of a Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

     (a)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2009
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Date

/s/ Iris YEUNG
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Signature

Iris YEUNG / Compliance Officer
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.